

Mail Stop 3720

September 7, 2007

Mr. Toby Chu
President and Chief Executive Officer
Capital Alliance Group, Inc.
Suite 1200, 777 West Broadway
Vancouver B.C., Canada V5Z 4J7

Re: Capital Alliance Group, Inc.
        Registration Statement on Form 20-FR
        Amendment No. 3 filed on August 27, 2007
        File No. 0-31557

Dear Mr. Chu:

        We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I
Item 4. Information on the Company, page 21

1.   We note your response to comment one from our letter dated August 10, 2007 and your disclosure on page 21 that you have not identified a potential buyer for IRIX. Please reconcile with your disclosure on page 99 that you intend to resume negotiations with Asia Interactive.

Note 6, Share Capital
Stock-based compensation, page F-32

2.   We have considered your response to prior comment 5. We continue to believe that the amount of the unrecognized compensation expense for the six months ended June 30, 2006 is material to results of operations under both Canadian and

US GAAP reporting. Therefore, please restate your financial statements in the amended filing to recognize the appropriate amount of compensation expense for all periods presented.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Gopal Dharia, Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Penny Green (via facsimile)
        Bacchus Law Group
        (604) 408-5177